Exhibit 12
Dendreon Corporation
Ratios of Earnings to Fixed Charges
2009 10-K

	Year ended
	December 31,
Ratio of Earnings to Fixed Charges (in thousands)	2009	2008	2007	2006	2005

Earnings
Loss before taxes	$(220,161)	$(71,644)	$(99,264)	$(91,642)	$(81,547)
Add: Fixed Charges	5,174	7,210	5,888	3,532	2,157
Less: Capitalized Interest	1,374	586	229	1,536	—

Total Earnings (as defined)	(216,361)	(65,020)	(93,605)	(89,646)	(79,390)

Fixed Charges
Interest expense	1,893	4,685	3,828	252	346
Capitalized Interest	1,374	586	229	1,536	—
Amortization of debt issuance costs	428	471	278	84	5

Total Interest Expensed and Capitalized	3,695	5,742	4,335	1,872	351

One-third of rental expense, net of sublease income	1,479	1,468	1,553	1,660	1,806

Total Fixed Charges	$5,174	$7,210	$5,888	$3,532	$2,157